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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1*

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                                    AND

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D
                (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                             ADFLEX SOLUTIONS, INC.
                           (Name of Subject Company)

                           INNOVEX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                 INNOVEX, INC.
                                    (Bidder)

                                 COMMON SHARES
                         (Title of Class of Securities)

                                   006866107
             (CUSIP Number of Class of Securities (if applicable))
                            ------------------------

                                THOMAS W. HALEY
                                 INNOVEX, INC.
                           530 ELEVENTH AVENUE SOUTH
                               HOPKINS, MN 55343

                                 (612) 930-4677
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                WITH COPIES TO:

      William B. Payne, Esq.                            John T. Kramer, Esq.
       Dorsey & Whitney LLP                             Dorsey & Whitney LLP
      Pillsbury Center South                           Pillsbury Center South
      220 South Sixth Street                           220 South Sixth Street
   Minneapolis, Minnesota 55402                     Minneapolis, Minnesota 55402
          (612) 340-2722                                   (612) 340-8702


     * Constituting the final amendment to Schedule 14D-1

                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 5 Pages)

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CUSIP No. 006866107

1.   Names of Reporting Persons                         Innovex, Inc.
     I.R.S. Identification Nos. of Above Persons
     (entities only)                                    41-1223933

2.   Check The Appropriate Box If A Member Of A Group
                                                        (a) [ ]
                                                        (b) [_]
3.   SEC Use Only

4.   Source Of Funds

     WC

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E)                                     [_]

6.   Citizenship Or Place Of Organization

     Minnesota

                                7.      Sole Voting Power
              Number Of                 0
               Shares
             Beneficially       8.      Shared Voting Power
              Owned By                  6,865,119
                Each
              Reporting         9.      Sole Dispositive Power
                Person                  0
                With
                                10.     Shared Dispositive Power
                                        6,865,119

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     6,865,119

12.  Check If The Aggregate Amount In Row (11) Excludes Certain
     Shares
                                                       [_]

13.  Percent Of Class Represented By Amount In Row (11)

     76.1%

14.  Type Of Reporting Person

     CO

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CUSIP No. 006866107

1.       Names of Reporting Persons                    Innovex Acquisition Corp.
         I.R.S. Identification Nos. of Above Persons
         (entities only)                               Pending

2.       Check The Appropriate Box If A Member Of A Group
                                                              (a) [ ]
                                                              (b) [_]
3.       SEC Use Only

4.       Source Of Funds

         WC

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(D) Or 2(E)                                     [_]

6.       Citizenship Or Place Of Organization

         Delaware

                                    7.     Sole Voting Power
                  Number Of                0
                   Shares
                Beneficially        8.     Shared Voting Power
                  Owned By                 6,865,119
                   Each
                  Reporting         9.     Sole Dispositive Power
                   Person                  0
                   With
                                   10.     Shared Dispositive Power
                                           6,865,119

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         6,865,119

12.      Check If The Aggregate Amount In Row (11) Excludes Certain
         Shares
                                                             [_]

13.      Percent Of Class Represented By Amount In Row (11)

         76.1%

14.      Type Of Reporting Person

         CO

---------------------


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                                  INTRODUCTION

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 7, 1999, as amended and supplemented by Amendment No. 1, filed on August 2, 1999 (the "Schedule 14D-1"), by Innovex, Inc., a Minnesota corporation ("Parent") and Innovex Acquisition Corp., a Delaware corporation ("Purchaser"), in connection with the offer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares") of ADFlex Solutions, Inc., a Delaware corporation (the "Company"), at a price of $3.80 per share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchaser, dated as of July 7 ,1999 (the "Offer to Purchase"), and the related Letter of Transmittal. This Amendment No. 2 also constitutes Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on July 7, 1999, and amended August 2, 1999, with respect to the shares owned by Parent (the "Schedule 13D"). Capitalized terms not defined in this Amendment No. 2 have the meanings given them in the Offer to Purchase.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 and Item 5 of the Schedule 13D are hereby amended to add the following information:

          Immediately following the expiration of the Offer at 11:59 p.m., New York City time, Tuesday, August 3, 1999 (the "Expiration Date"), based on information provided by the Depositary, Purchaser accepted for payment a total of 6,865,119 shares, representing approximately 76.1% of the shares outstanding as of the date of this Amendment No. 2.

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(f) of the Schedule 14D-1 is hereby amended to add the following information:

          The offer expired at 11:59 p.m., New York City time, on Tuesday, August 3, 1999.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

          99(a)(2) Press Release, dated August 4, 1999, issued by Innovex, Inc.


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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999                   INNOVEX ACQUISITION CORPORATION

                                        By:          /s/ DOUGLAS W. KELLER
                                                --------------------------------
                                        Name:   Douglas W. Keller
                                        Title:  Vice President, Finance

                                        INNOVEX, INC.

                                        By:         /s/ DOUGLAS W. KELLER
                                                --------------------------------
                                        Name:   Douglas W. Keller
                                        Title:  Vice President, Finance